SCHEDULE A

to the

INVESTMENT ADVISORY AGREEMENT,

dated September 16, 2025, between

THE 2023 ETF SERIES TRUST

and

PICTET ASSET MANAGEMENT SA

The Trust shall pay to the Adviser, as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each of the Funds in accordance with the following fee schedule:

Fund	Rate	Effective Date
Pictet Cleaner Planet ETF	70bps (0,7%)	1 October 2025
Pictet AI Enhanced International Equity ETF	30bps (0,3%)	1 October 2025
Pictet AI & Automation ETF	70bps (0,7%)	1 October 2025
Pictet AI Enhanced US Equity ETF	22bps (0,22%)	30 January 2026